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SEC Mail Processing Section MAR 04 2019 Washington DC 406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 69383

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Battery East Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Battery Streey, 1st Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper, LLP
(Name -- *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RMS

OATH OR AFFIRMATION

I, Michael Sobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Battery East Group, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONIKA ANGELINE
Comm. # 2203586
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires 7/1/2021

Signature

President & MD

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [ ] (d) Statement of Operations
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) Exemption from SEA Rule 15c3-3

Battery East Group, LLC
Table of Contents
December 31, 2018

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Battery East Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Battery East Group, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
San Francisco, California
February 25, 2019

Battery East Group, LLC
Statement of Financial Condition
December 31, 2018

	2018
Assets	
Cash	$ 4,880,798
Accounts receivable	24,760
Prepaid expenses and other assets	364,637
Fixed assets, net of accumulated depreciation and amortization of $359,194	669,720
Total Assets	$ 5,939,915
Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 1,531,337
Deferred rent	127,314
Total Liabilities	1,658,651
Members' Equity	
Members' equity	4,281,264
Total Liabilities and Members' Equity	$ 5,939,915

The accompanying notes are an integral part of the Statement of Financial Condition

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Battery East Group LLC, dba Scenic Advisement, (the "Company") is a Delaware Limited Liability Company formed on August 29, 2013, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), on August 15, 2014 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California effective August 20, 2014, and also registered with 17 additional states.

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by the members.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with secondary market transactions in private company shares. In 2018, the Company started providing wealth management services to clients.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. The objective of the update is to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet for leases with a lease term of more than 12 months. In addition, the update will require additional disclosures regarding key information about leasing arrangements. Under existing guidance, operating leases are not recorded as lease assets and lease liabilities on the balance sheet. The update will be effective for fiscal years after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this accounting guidance on its financial statements.

Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers" using the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Success Fees/Commission Income

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. These contracts result in a single performance obligation upon completion of the transaction process. Success Fees are contingent on the completion of the contracts and are calculated based on closing price.

Wealth Management Income

The Company provides investment advisory services on an ongoing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. There was no deferred revenue at December 31, 2018.

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2018.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2018, there were no cash equivalents.

Accounts Receivable

Accounts receivable consists of amounts due from services provided under wealth asset management. At December 31, 2018, management believes the accounts receivable balance is collectible, therefore, no allowance for doubtful accounts has been provided.

Fair Value of Financial Instruments

The Company recognizes and measures its fair value of financial instruments in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820 which defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the

reporting entity can access at the measurement date. The Company has Cash valued at $4,880,798, it is carried as a level 1 input at December 31, 2018.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. The Company has accounts payable valued at $1,531,337, it is carried as a level 2 input at December 31, 2018.

Level 3 – Unobservable inputs for the assets or liabilities. The Company does not have any level 3 inputs at December 31, 2018.

Fair Value of Instruments at December 31, 2018

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets					
Cash	$ 4,880,798	$ 4,880,798	$ -	$ -	$ 4,880,798
Liabilites					
Accounts payable	1,531,337	-	1,531,337	-	1,531,337
Instruments, at fair value	**$ 6,412,135**	**$ 4,880,798**	**$ 1,531,337**	**$ -**	**$ 6,412,135**

Accounting Policies for Fixed Assets

The Company has established accounting policies which establish the minimum cost of $750 (capitalization amount) that is used to capitalize assets above certain thresholds. Office equipment and furniture are depreciated over their useful lives of seven years. Computer and electronics are depreciated over their useful lives of three years. Tenant improvements are amortized over the lesser of the asset's useful life or the term of the lease. Website development is amortized over its three year useful life.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, and revenue and expenses, as well as contingent assets and liabilities during the reporting periods. Actual results could differ from those estimates.

Income Taxes

The Company was formed as a Delaware Limited Liability Company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740,

Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no uncertain tax positions as of December 31, 2018.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable.

2. Fixed Assets

The components of the Company's fixed assets as December 31, 2018 were as follows:

	2018
Furniture and equipment	$ 214,081
Computers and electronics	49,757
Tenant improvements	715,771
Website development	49,305
	1,028,914
Less: Accumulated depreciation and amortization	(359,194)
Net fixed assets	$ 669,720

3. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following as of December 31, 2018:

	2018
Prepaid expenses	$ 241,052
Other assets	
FINRA flex account	1,310
Security deposit	122,275
Total prepaid expenses and other assets	$ 364,637

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2018:

	2018
Accounts payable and accrued exepenses	
Accrued general and administrative expenses	750,465
Accrued cash balance and profit sharing contribution	492,345
Accounts payable	243,527
Accrued audit and tax fees	45,000
Total accounts payable and accrued expenses	1,531,337

5. Member's Equity

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the managing members as set forth in the Company's LLC Agreement.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2018, the Company had net regulatory capital of $3,222,147, which was $3,111,570 in excess of its minimum required net capital of $110,577 for the year ended December 31, 2018. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.0 as of December 31, 2018.

7. Commitments

The Company is party to a lease agreement for its new San Francisco office facilities. This lease, which commenced on July 1, 2016 is for a period of 7 years. Under the provisions of this lease no rent was due for the first 4 months of the lease term and in the month of July 2017 and 2018. Starting November 1, 2016 rent at a base rate of $24,375 per month was due and included a 1.93% market value increase per year. Current security deposit of $122,275 is held by the landlord. Straight-line recognition of the lease under US GAAP results in a deferred rent liability of $127,314 as of December 31, 2018.

Minimum future rental payments on this lease subsequent to December 31, 2018 are as follows:

Year ending December 31	
2019	306,832
2020	312,754
2021	318,790
2022	324,943
2023	164,024
	$ 1,427,343

8. Employee Retirement Plans

The Company established a Cash Balance plan covering all eligible employees as of January 1, 2018. The plan includes a 5% interest rate and the Company charged to operations $300,000 for contributions to the plan meeting the 3% safe harbor for the year ended December 31, 2018. All amounts will be funded by the required due date in fiscal year 2019. No employees are vested in the plan as of December 31, 2018.

The Company also established a Profit Sharing 401(k) plan covering all eligible employees as of January 1, 2018. The Company charged to operations $192,345 for contributions to the profit sharing plan for the year ended December 31, 2018. The contributions have been accrued at year end and $192,345 was paid on January 17, 2019. Certain members of the Company serve as trustees for both plans.

9. Indemnifications

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

10. Subsequent Events

Management has evaluated all events and transactions that occurred after December 31, 2018, up through February 25, 2019, the date these financial statements were available to be issued. No events have occurred outside the normal course of operations which would require additional disclosure or adjustment.